August 20, 2015

VIA ELECTRONIC TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. Brian Cascio, Accounting Branch Chief

RE:	Camtek Ltd.
Form 20-F for the Fiscal Year ended December 31, 2014
Filed March 18, 2015
File No. 000-30664

Dear Sir:

In connection with your letter, dated August 4, 2015, to Moshe Eisenberg, Chief Financial Officer of Camtek Ltd. (“Camtek” or the “Company”), we are providing the following responses to the comments made by the Staff of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comment from that letter in italics below followed by the Company’s responses in regular typeface.

Form 20-F for the Fiscal Year Ended December 31, 2014.
Consolidated Financial Statements
Note 13. Commitments and Contingencies, C. Litigation, page F-22

1.	We reference the litigation with Rudolph Technologies and the judgment entered against the company for $14.5 million in February 2015. While we understand that you are appealing the ruling, we also note that you posted bond of $15 million to stay collection of the judgment. Please tell us how you applied FASB ASC 450-20-25 in assessing the likelihood of the loss or impairment of an asset or the incurrence of a liability as a result of the litigation. Please specifically address the two requirements of FASB ASC 450-20-25-2.

Response:

Description of the Proceedings to Date

In 2011, the Federal Circuit accepted an appeal submitted by Camtek on a jury verdict granted in 2009, in favor of Rudolph Technologies Inc. (“RTEC”), which awarded RTEC damages and prejudgment interest in the amount of approximately $8 million, and issued an injunction against sales and marketing of the Falcon product in the United States.

C a m t e k    L t d. ▪ Ramat Gavriel, Ha’arig Street, P.O. Box 544, Migdal-Haemek 23150, Israel
Tel: +972-4-6048100 ▪ Fax: +972-4-6440523
E-Mail: info@camtek.co.il ▪ Web site: http://www.camtek.co.il

In addition, the Federal Circuit accepted Camtek’s appeal of the 2011 District Court's finding that RTEC was entitled to an additional supplemental award of approximately $500 thousand in damages for post-jury decision sales.

The Federal Circuit overturned the judgment, revoked the damages finding, canceled the injunction and remanded the case to the District Court.

Following the remand, on March 31, 2014, the District Court entered a summary judgment in favor of RTEC, and decided that Camtek infringed the asserted patent claims for certain configurations and uses. Then, on February 9, 2015, again in a bench decision, the District Court reinstated the previously granted damage awards, and added to the previous award additional approximately $6.5 million in interest. The District Court also entered the injunction against the Falcon product.

On June 25, 2015, Camtek appealed the entire judgment, which appeal is still pending. For the infringement finding, Camtek bases its appeal, inter-alia, on the 2011 decision of the Federal Circuit. Camtek believes that a proper construction of the patent refers to an inspection system of “wafers”, while Camtek’s Falcon system inspects only “dies”, and never wafers. Camtek argues that the District Court did not properly implement the instruction given by the Federal Circuit by addressing neither the fact that the training process performed by the Falcon system produces a model of a die and not wafer (as the patent claims), nor that, according to the new infringement finding, no designated “training” stage exists in the Falcon system (while such stage is claimed by the patent). Camtek believes that the District Court erred in its finding that the Falcon is capable of infringing the patent by creating a model of a die from a plurality of parts (dies) of different wafers. Camtek believes that such a finding is inconsistent with the decision of the Federal Circuit.

Camtek also appealed the District Court's reinstatement of the original jury award, seeking a new trial on damages that accounts for the correct claim construction, as the Federal Circuit nullified the damages originally awarded by the District Court and did not grant the District Court a mandate to reinstate such damages in its limited trial. Therefore, in order to award damages, the District Court was required to hold a new jury trial to determine the appropriate damages to be awarded in light of the new infringement findings reached in the limited trial. Camtek also appealed the approximately $8 million interest awarded that it believes to be miscalculated by the District Court.

Accounting Principles

ASC 450-20-25-1 states that “when a loss contingency exists, the likelihood that the future event or events will confirm the loss or impairment of an asset or the incurrence of a liability can range from probable to remote” .The Contingencies Topic uses the terms probable, reasonably possible and remote to identify three areas within that range.

According to ASC 450-20-25-2 an estimated loss from a loss contingency shall be accrued if it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and the amount of loss can be reasonably estimated. ASC 450-20-25 defines probable as future event or events that are likely to occur. In practice probable is interpreted as a threshold of 70-75 percent.

Assessment of Loss Contingencies

For the infringement claim, Camtek believes that it is more likely than not that the Federal Circuit should find, in accordance with the Federal Circuit’s interpretation, that Camtek does not infringe the patent.

Moreover, even if the Federal Circuit finds infringement, Camtek believes that it is more likely than not that RTEC cannot defend the damages award at the Federal Circuit based on the available record and the corrected claim construction. In that case, the Federal Circuit will most likely vacate the damages award and remand for a new damages trial based on the proper construction. RTEC would then be required to prove damages based on the revised claim construction.

In order to stay the District Court’s judgment, on March 15, 2015, Camtek was required to post a $15 million bond. The bond was secured by a guaranty from Bank Mizrahi in Israel, under which Camtek placed $7.875 million in a restricted deposit. Camtek reflected this amount as a long-term restricted deposit on its balance sheet as of March 31, 2015 which is included in the financial press release furnished to the Commission on a Form 6-K filed on April 30, 2015, and provided disclosure in its December 31, 2014 consolidated financial statements. The posting of the bond to secure a stay is a required administrative procedure under Federal Rule of Civil Procedure 62(d) and does not imply a likelihood of loss.

In making our assessment, we considered the implementation guidance in ASC 450-20-55-12 and the factors included therein. Specifically we considered the opinions of our legal counsel and advisors who specialize in patent law and infringement litigation. Additionally, and as shown above, we believe that the results achieved at the Federal Circuit during the earlier stages of this litigation support our assessment as to the likelihood of the outcome.

Management Conclusions

Based upon the status of this case and the assessment by management, together with Camtek’s advisors, of the likelihood of damages, Camtek believes that it is ultimately more likely than not that it will succeed in its appeal of the District Court’s infringement findings or damages awards, and no provision has been made regarding the matters disclosed in Note 13C to the audited consolidated financial statements as of December 31, 2014.

However, as required under ASC 450-20-50-3, where accrual is not required but a loss is reasonably possible, a disclosure should be provided, and should indicate the nature of the contingency and an estimate of the possible loss or range of loss or a statement. Therefore, Camtek provided detailed disclosure which includes the factual discussion and the related exposure of loss as a range of zero and, based on a jury verdict in favor of RTEC plus interest, together amounting to approximately $14.5 million (excluding future interest).

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at +972-46048100.

Sincerely,

/s/ Moshe Eisenberg

Moshe Eisenberg
Chief Financial Officer

cc: Richard Gilden, Attorney